FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2007
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
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(1) Press Release, “Rheoscience and Dr. Reddy’s commence the first Phase III trial of Balaglitazone (DRF 2593),” August 1, 2007	3

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Copenhagen, Denmark and Hyderabad, India, August 1, 2007
Rheoscience and Dr. Reddy’s commence the first Phase III trial of Balaglitazone (DRF 2593)
•	Balaglitazone is a novel TZD candidate for the treatment of diabetes mellitus

•	First Global Phase III clinical trials of a Dr. Reddy’s new chemical entity
Copenhagen, Denmark and Hyderabad, India, August 1, 2007: Rheoscience A/S and Dr. Reddy’s Laboratories (NYSE:RDY) today announced that the first patient has been dosed in a Phase III study with Balaglitazone (DRF2593-307), which is an insulin sensitizer that acts as a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist. The study is the first in a series of planned Phase III trials which will investigate the safety and efficacy of Balaglitazone, as an oral anti-diabetic drug.
Balaglitazone is a second generation of PPAR gamma agonist with only partial agonistic properties, which in clinical phase II studies have shown to have glucose lowering capabilities and to be body-weight neutral. In preclinical experiments, balaglitazone has been shown to cause less fluid retention than full PPAR gamma agonists.
In the trial, Balaglitazone will be tested in a 6 month double-blinded, randomised, placebo-controlled multicenter trial in which type 2 diabetes patients will be given daily doses of either 10 or 20 mg of Balaglitazone versus the active comparator Actos® (45 mg/day) as an add on to stable insulin treatment. The primary clinical end-point of the study is a glucose lowering effect assessed as a change in haemoglobin A1c (HbA1c) levels — the preferred standard measure of a patient’s blood glucose control over time. The study is designed to show non-inferiority to Actos®. As a secondary end point, major emphasis will be focused on assessing the safety profile, including its impact on weight gain and oedema.
A complete Phase III programme has been designed in which the glucose lowering effects of Balaglitazone will be tested either alone, or in combination with a number of other oral agents such as metformin and sulfonylurea.
Balaglitazone is being developed under a co-development agreement between India based Dr. Reddy’s and Rheoscience in Denmark. Rheoscience will retain the marketing rights to European Union and China and Dr. Reddy’s will retain the marketing rights in the territories of United States and rest of the world. Rheoscience shall obtain all necessary regulatory approvals on behalf of Dr. Reddy’s in the United States.
About Rheoscience
Rheoscience is a Danish biopharmaceutical company focused on the discovery and development of novel pharmaceutical products for the treatment of metabolic diseases such as diabetes and obesity. Rheoscience has unparalleled experience in developing drugs for metabolic disorders and draws on this to advance its own pipeline of innovative compounds and to underpin its successful, profitable contract research business.
Rheoscience’s lead product is the oral anti-diabetic drug, balaglitazone, which is entering Phase III clinical trials for the treatment of type 2 diabetes, a disease that affects approximately 6% of the global adult population aged 20-79 years. Balaglitazone is being co-developed with Dr Reddy’s.
Rheoscience’s pipeline also includes an advanced pre-clinical program around a mimic of an intestinal hormone that makes people feel ‘full’ after eating and is intended for the treatment of obesity.
About Dr. Reddy’s

Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. The Indian based company produces finished dosage forms, active pharmaceutical ingredients and biotechnology products which are marketed globally, with focus on India, US, Europe and Russia.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Dr. Reddy’s Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
Mythili Mamidanna at mythilim@drreddys.com or on +91-40-66511620
Rheoscience Contact Information:
Philip Just Larsen, Chief Executive Officer, Rheoscience A/S,
Contact: +45 44501 960
Notes to the editor:
•	Balaglitazone is an insulin sensitizer that acts as a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist being developed for the treatment of type 2 diabetes. Balaglitazone is a novel compound and belongs to the class of thiazolidinediones (TZD)

•	Type 2 diabetes is the most common form of diabetes. In type 2 diabetes, either the body does not produce enough insulin or the cells ignore the insulin.

•	Type 2 diabetes is a disease that affects approximately 6% of the global adult population aged 20-79 years. and represents an area with significant unmet medical need. The World Health Organization (WHO) estimates that more than 180 million people worldwide have diabetes. This number is likely to more than double by 2030

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: September 18, 2007		Name:	V. Viswanath
		Title:	Company Secretary

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